NATIONAL RETAIL PROPERTIES, INC. AND SUBSIDIARIES
EXHIBIT 12

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods as shown (dollars in thousands).

	2011	2010	2009	2008	2007

Pretax income from continuing operations before income from equity investees	$91,389	$71,249	$54,659	$89,966	$68,350

Add:
Fixed charges (excluding capitalized interest)	80,357	72,427	69,341	72,270	57,810
Distributed income from equity investees	593	578	607	438	—

Pretax earnings from operations, as adjusted	$172,339	$144,254	$124,607	$162,674	$126,160

Fixed Charges:
Interest on indebtedness	$70,022	$61,639	$60,094	$63,746	$53,359
Capitalized interest	1,213	617	1,243	2,014	3,718
Amortization of discount relating to indebtedness	6,191	6,360	6,006	5,670	2,724
Amortization of interest rate hedges	9	(165)	(159)	(162)	(309)
Amortization of deferred charges	4,135	4,593	3,400	3,016	2,036

Fixed charges	$81,570	$73,044	$70,584	$74,284	$61,528

Ratio of net earnings to fixed charges	2.11	1.97	1.77	2.19	2.05

Fixed charges	$81,570	$73,044	$70,584	$74,284	$61,528
Preferred stock dividends	6,785	6,785	6,785	6,785	6,785

Combined fixed charges and preferred stock dividends	$88,355	$79,829	$77,369	$81,069	$68,313

Ratio of earnings to combined fixed charges and preferred stock dividends	1.95	1.81	1.61	2.01	1.85